Exhibit 23.3
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of CorEnergy Infrastructure Trust, Inc. for the registration of Common Stock and Series A Preferred Stock and to the incorporation by reference therein of our reports dated March 4, 2021, with respect to the consolidated financial statements and schedules of CorEnergy Infrastructure Trust, Inc., and the effectiveness of internal control over financial reporting of CorEnergy Infrastructure Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
September 3, 2021
Kansas City, MO